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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Jore, Matt
   45000 Highway 93 South


   Ronan, MT 59864
2. Issuer Name and Ticker or Trading Symbol
   Jore Corporation (JORE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President/CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  01/01/00    G        4,500         D               4,411,539      D  Direct
Common Stock                                                                                     7,945          I  by Trust
Common Stock A                                01/15/00    Z (1)    1,083,300     D               158,410        I  by Trust (2)
Common Stock B                                                                                   536,441        I  by Trust
Common Stock C                                                                                   536,441        I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Long Calls (right to buy) I    $0.9700                                                                    01/01/98     01/01/08
Long Calls (right to buy) II   $0.9700                                                                    01/01/98     01/01/08
(3)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Long Calls (right to buy) I              Common Stock                   407,099                   407,099       D   Direct
Long Calls (right to buy) II             Common Stock                   1,744,703                 1,744,703     D   Direct
(3)

Explanation of Responses:

(1)
These shares were transferred out of the Voting Trust to the beneficiaries' own account, and held directly.
(2)
These shares are held by the Jore Corporation Voting Trust of which Matthew Jore is the trustee.  Matthew Jore does not have the power of disposition of these shares and therefore disclaims beneficial ownership of those shares, and this report shall not be deemed to an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other reason.
(3)
Option to purchase Michael Jore's shares.

SIGNATURE OF REPORTING PERSON
/S/ Jore, Matt
DATE